Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Algonquin Power & Utilities Corp. announces commencement of construction of Phase I of the Red Lily Wind Project

TORONTO, April 21 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) is pleased to announce the commencement of construction of the 26.4 MW Phase I Red Lily Wind Project (“Red Lily I”) in south-eastern Saskatchewan with the execution of a turbine supply agreement with Vestas Canadian Wind Technology Inc., receipt of all required permits and satisfaction of all conditions for project financing.

The project is owned by Concord Pacific Group who will make an equity investment of approximately $19 million in the development of the project. Total capital investment for the project is expected to be $67.5 million. In addition to the $19 million of equity investment, the project costs will be financed with $31 million of senior debt provided by Integrated Private Debt Fund II LP and $17.5 million of senior and subordinated debt provided by Algonquin Power Co. (“APCo”). APCo will provide services to and will receive fees for the development, construction, operation and supervision of the project. In addition, APCo has been granted an option to subscribe for a 75% equity interest in the project in exchange for its subordinated debt commitment, exercisable five years following commissioning of the project.

Red Lily I, initially developed by Gaia Power Inc., will consist of 16 Vestas V82 wind turbine generators, which have been procured and are awaiting shipment from a Canadian storage location. Red Lily I enjoys an excellent wind resource with annual gross revenues of $7.5 million expected in the first year of production and $8 million expected in the second year. The power purchase agreement with SaskPower is for 25 years and includes a 2% annual increase throughout the term of the agreement. Commissioning of the project is expected to occur in early 2011.

“The construction of Red Lily I demonstrates APUC’s continuing contribution to the clean, renewable energy business and reinforces APUC’s strategic focus on increasing earnings per share which will contribute to growing dividends and capital appreciation for our shareholders,” commented Ian Robertson, Chief Executive Officer of APUC. “We are very pleased to be extending our renewable power investment into Saskatchewan. The local support for the project is overwhelming and both APCo and Concord Pacific look forward to continuing to work within the Regional Municipalities of both Martin and Moosomin on this and future projects.” In addition to the effort focused on completing Red Lily I, APCo, together with the owner, has secured additional land rights for a second phase of the project, which, should it proceed, would provide an additional 106 MW of generating capacity.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution assets in North America. APCo, APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

ABOUT CONCORD PACIFIC GROUP

Concord Pacific Group is a Canadian organization developing multi-phased, master planned residential communities. Its developments include Concord Pacific Place in Vancouver, British Columbia, Concord CityPlace in Toronto, Ontario, and Concord Park Place in North York.

CAUTION REGARDING FORWARD LOOKING INFORMATION

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include including those set out in the management’s discussion and analysis section of APUC’s 2009 annual report and APUC’s Annual Information Form dated March 31, 2010. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

%SEDAR: 00014832E

/For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com/

(AQN.)

CO: Algonquin Power & Utilities Corp.

CNW 16:57e 21-APR-10